CUSIP NO. 740474 309


                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 20549


                                  SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              PREMIER CONCEPTS, INC.
                                 Name of Issuer


                          COMMON STOCK $.002 PAR VALUE
                          Title of Class of Securities



                                   740474 309
                                  Cusip Number

                               SGD HOLDINGS, LTD.
                                111 RHODES STREET
                                CONROE, TX 77301

                                 (936) 756-6888
  Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications

                                  July 29, 2001
              Date of event which requires filing of this statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [ ]




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CUSIP NO. 740474 309

1.       Name of Reporting Person                             SGD Holdings, Ltd.
         Tax Identification Number                            13-3986493

2.       Check the appropriate box if a member                (a)  [    ]
         of a Group.  (See instructions)                      (b)  [    ]

3.       SEC use only

4.       Source of funds                                      N/A

5.       Check if Disclosure of Legal Proceedings
         is Required pursuant to Items 2(d) or 2(e)           [    ]

6.       Citizenship or Place of Organization                 Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
         7.       Sole voting power                           355,000
         8.       Shared voting power
         9.       Sole dispositive power                      355,000
         10.      Shared dispositive power

11.      Aggregate amount beneficially owned                  355,000
         by each reporting person

12.      Check if the aggregate amount
         in Row 11 excludes certain shares                    [    ]

13.      Percent of class represented by amount
         in Row 11                                            16.2%

14.      Type of reporting person                             CO

ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this statement relates is the common stock, $.002 par value (the "Stock"), of Premier Concepts, Inc., a Colorado corporation ("Premier"). The executive offices of Premier are located at 3033 South Parker Road, Suite 120, Aurora, Colorado 80014.





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CUSIP NO. 740474 309

ITEM 2.  IDENTITY AND BACKGROUND

This statement is filed by SGD Holdings, Ltd. ("SGD"), a Delaware corporation. The business address of SGD is 111 Rhodes Street, Conroe, TX 77301.

During the last five years, SGD has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 29, 2001, SGD acquired 355,000 shares (the "Shares") of Premier's Common Stock pursuant to the terms of that certain Securities Purchase Contract dated July 29, 2001, between SGD and Premier. Pursuant to the Securities Purchase Contract, SGD received the Shares in exchange for 965,000 shares of its common stock, par value $.0001.


ITEM 4.  PURPOSE OF TRANSACTION

The acquisition of Stock reported herein was made to obtain an equity interest in Premier. SGD intends from time to time, depending upon market conditions, the state of affairs of Premier and of the business in which it is engaged and other factors, to acquire additional shares of Stock subject to applicable laws, but SGD may determine to sell all or a portion of the shares of Stock that it now owns or hereafter may acquire. SGD intends to continue to consider its equity interest in Premier and reserve the right to formulate such plans or proposals, and to take such action, as may seem appropriate in the circumstances existing at any future date.

Except as set fort above, SGD has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.




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CUSIP NO. 740474 309

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) At the close of business on July 29, 2001, SGD beneficially owned 355,000 shares of Stock, or approximately 16.2% of the 2,190,158 outstanding shares of Stock of Premier as reported by Premier in its Form 10-QSB filing for the quarterly period ended
         July 29, 2001.
(b) SGD has sole voting and dispositive power with respect to 355,000 of the shares of Stock disclosed in Item 5(a) above.
(c)      SGD has not sold any shares of Stock during the past sixty days.
(d)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                                     SGD HOLDINGS, LTD.



Dated:            October 25, 2001             By:  /s/ James G. Gordon
                                                    ---------------------------
                                                    James G. Gordon, President


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